EXECUTION COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

AXA
(Translation of registrant's name into English)

25, Avenue Matignon
75008 Paris, France
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _x_ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes _____ No X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

Number of pages 7

Exhibit Index is on page 4

INCORPORATION BY REFERENCE

The registrant's press release dated August 21, 2002 furnished under cover of this Form 6-K is incorporated by reference into the registrant's (i) Registration Statement on Form F-3 (File No. 333-12956), (ii) Registration Statement on Form S-8 (File No. 333-12944) and (iii) Registration Statement on Form S-8 (File No. 333-9212).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
(Registrant)

Name: Gérard de La Martinière
Title: Member of the Management Board
Group Executive President, Finance
Control and Strategy

Date: August 21, 2002

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Press Release dated August 21, 2002	5

<<NYCORP-2056044.1:4338D:08/21/02-10:47a>>

PRESS RELEASE

August 21, 2002

AXA ESTIMATES HALF YEAR 2002 OPERATING EARNINGS[1] TO BE EURO 1.02 BILLION, UP +17% VERSUS A VERY STRONG FIRST HALF 2001

ADJUSTED EARNINGS[2] AND NET INCOME ARE ESTIMATED TO BE DOWN 25% AND 32%, RESPECTIVELY, TO EURO 1.15 BILLION AND EURO 0.84 BILLION

Paris – AXA reported today that its estimated first half 2002 operating earnings would grow 17% to Euro 1.02 billion compared to first half 2001 operating earnings of Euro 0.88 billion. The Group operating earnings for full year 2001 were Euro 1.53 billion.

Euro billion	1H 2002	1H 2001	Change	FY 2001
Operating Earnings	**1.02**	**0.88**	**+ 17%**	**1.53**
September 11 impact	- 0.09	–		- 0.56
Net capital gains	0.21	0.66		0.23
Adjusted Earnings	**1.15**	**1.54**	**- 25%**	**1.20**
Goodwill amortization	-0.31	-0.32		- 0.68
Exceptional operations	–	–		–
Net income, group share	**0.84**	**1.22**	**- 32%**	**0.52**

Following the review by the Supervisory Board and the Management Board of the half-year consolidated statements, AXA will publish its first-half earnings release, together with the usual set of documents, on September 2 after market close. Two analysts' and investors' conferences will be held on September 3, one in Paris in the morning and the other in London in the afternoon.

[1] Operating earnings are adjusted earnings, excluding net capital gains attributable to shareholders and claims associated with September 11, 2001 terrorist attacks.
[2] Adjusted earnings represent net income before the impact of exceptional operations (none in both periods) and goodwill amortization.

5

ESTIMATED 2002 FIRST HALF OPERATING EARNINGS

Life & Savings operating earnings are estimated to be Euro 0.89 billion, down 2% from first half 2001. France and the United States succeeded in improving their profitability, **despite mounting pressure on unit-linked margins at the end of the period, while other countries operating earnings were stable or slightly down.**

Property & Casualty operating earnings are estimated to be Euro 0.23 billion, **doubling** their first half 2001 level. The Property & Casualty combined ratio is estimated to be 106%, compared to 111% in the first half of 2001 and 112% for the full year 2001. All major operating entities contributed to this significant achievement, as portfolio cleaning measures, rate increases and tighter risk selection, as well as a better claim experience in the first half of 2002, improved the segment loss ratio.

Asset Management and Other Financial Services operating earnings are expected to be flat at Euro 0.18 billion. Alliance Capital operating earnings decreased, as reported in their second quarter earnings release on July 23, while AXA Investment Managers operating earnings grew, owing to increasing average Assets Under Management (AUM) and strong positive net inflows. In addition, AXA Bank Belgium operating earnings were positive in the first half versus a loss last year, as the business is developing. The strong resilience of our Asset Management and Other Financial Services operating results shows that diversification, both geographically and in terms of business lines, is allowing the Group to partially offset difficult market conditions.

International Insurance operating earnings are estimated to be slightly negative in the first half of 2002. This is the result of a conservative approach towards current year loss experience for full year 2002 and of the purchasing of new protections as major property losses often occur in the second half of the year.

Holdings experienced an improvement in operating earnings to Euro -0.25 billion from Euro -0.33 billion in the same period last year, mainly driven by lower interest charges and general expenses.

CAPITAL GAINS AND SEPTEMBER 11TH EVENTS COSTS

Net capital gains attributable to shareholders are estimated to be Euro +0.21 billion, including Euro -0.23 billion of impairments on equity securities, which have been limited thanks to hedging strategies put in place on specific equity investments.
The Group has realized selected asset sales, harvesting approximately Euro 0.44 billion of capital gains during the first half of 2002 versus Euro 0.66 billion in H1 2001.

In light of the complexity of the claims process and of a lag in reporting from ceding companies, the International Insurance segment has reviewed upward its best estimate liability for September 11, 2001 events and has increased its reserves by Euro 0.09 billion, net of tax and reinsurance.

6

ADJUSTED EARNINGS AND NET INCOME, GROUP SHARE

As a result of the above, Group first half 2002 adjusted earnings are estimated to be down 25% to Euro 1.15 billion.

Group first half 2002 net income is expected to be down 32% to Euro 0.84 billion.

NET ASSET VALUE AND GEARING

Group gearing (total debt to equity ratio) is expected to be 47%, down 2 percentage points from 12/31/2001 level.

Group Net Asset Value ("NAV") is expected to decrease by approximately 13% in difficult market conditions. Most of the fall can be attributed to:

- lower unrealized capital gains (representing approximately 5 percentage points of NAV fall),
- Alliance Capital lower share price (approximately 4 percentage points),
- exchange rate fluctuations (approximately 4 percentage points).

The level of operating earnings and the growth achieved in the first half of the year underline the Group's capacity to quickly adapt to a changing environment and the benefits of the Group's scale and diversification. The expense reduction program is on track.